As filed with the Securities and Exchange Commission on February 8, 2007

Securities Act File No. 333-128725

Investment Company Act File No. 811-21257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

58733U 10 5

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

August 25, 2006

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,648,660.74 (a)	Amount of Filing Fee: $283.00 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260.00

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 333-128725

Filing Party: Mercantile Alternative Strategies Fund LLC

Date Filed: August 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 25, 2006, (the “Schedule TO”) by Mercantile Alternative Strategies Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated August 25, 2006 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to 5% of the net assets of the Company tendered by the Members at a price equal to the net asset value as of December 31, 2006 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (ii), respectively.

The Offer terminated at 5:00 p.m., Eastern time, on September 25, 2006. Members of the Company tendered an amount greater than the amount the Company offered to purchase, which was 5% of the net assets of the Company. Pursuant to the terms and conditions set for in the Offer, the Company elected to accept the Interests tendered on a pro rata basis based on the aggregate net asset value of tendered Interests as of the Valuation Date in the amount of $2,648,660.74.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Mercantile Alternative Strategies Fund LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

February 8, 2007